Exhibit 99.3

Meihua International Medical Technologies Co., Limited Reports Unaudited 2024 First Half Financial Results

YANGZHOU, China, September 20, 2024 -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (Nasdaq: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, today reported its unaudited financial results for the six months ended June 30, 2024. All amounts below are in U.S. dollars.

First Half 2024 Unaudited Financial Metrics:

●	Revenues was approximately $45.3 million for the six months ended June 30, 2024.
●	Gross profit was approximately $15.2 million for the six months ended June 30, 2024.
●	Gross margin was approximately 33.5% in the six months ended June 30, 2024.
●	Income from operations was approximately $5.9 million for the six months ended June 30, 2024.
●	Net income was approximately $4.7 million for the six months ended June 30, 2024.

Mr. Yongjun Liu, Chairman of the Company, commented, “In the first half of 2024, we have been actively transitioning toward the high-end medical device industry, which is reflected in our financial results. Our total revenue for the first half of 2024 was $45.3 million, with a gross profit of $15.2 million and a gross margin of 33.5%. Given the overall economic slowdown during this period, we are pleased with these results. While these headwinds have impacted our short-term profit, they underscore the need to strengthen our operational resilience and focus on long-term sustainability. Currently, we are actively optimizing our product mix, increasing our focus on high-margin, high-quality consumables, and expanding our premium medical products portfolio. At the same time, we are reinforcing our upstream and downstream supply chains with the goal of achieving greater efficiency. The integration of AI capabilities not only drives innovation and operational improvements within our company but also enhances the products we deliver to business partners, positioning us to offer advanced, intelligent solutions across the market. In particular, our Speed Fox warehouse management and logistics platform was launched in May, and we participated in the world’s second-ever remote robotic lobectomy in July.”

“In addition, the construction of our integrated medical industrial park in Hainan is progressing well, and we expect it to further support our long-term growth objectives. We are confident this project, along with our other innovations and developments, will enhance our competitiveness and set a strong foundation for future financial performance.”

“In line with our confidence in the Company’s long-term prospects, we have initiated a $3 million share repurchase plan, reflecting our belief in the underlying value of our business. This decision underscores our commitment to creating shareholder value while maintaining a disciplined approach to capital allocation. Despite the short-term hurdles, we believe we are well-positioned to navigate this period of uncertainty and build sustainable growth in the coming quarters.”

First Half 2024 Unaudited Financial Results:

Revenues

Revenues decreased slightly by approximately $2.9 million, or 5.9% to approximately $45.3 million for the six months ended June 30, 2024, from approximately $48.2 million in the same period of fiscal year 2023. The decrease in revenues was primarily driven by a decline in demand for customer orders, which we attributed to the stalling recovery of China’s economy.

Cost of revenues

Cost of revenues primarily included the cost of materials, direct labor expenses, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $0.9 million, or 2.8%, to approximately $30.2 million for the six months ended June 30, 2024, from approximately $31.0 million in the same period of fiscal year 2023. The decrease was generally in line with the decrease in revenue except for certain fixed costs such as lease expense and salary of administrative employees in our production department.

Gross profit and margin

Gross profit decreased by approximately $2.0 million, or 11.6%, to approximately $15.2 million for the six months ended June 30, 2024, from approximately $17.2 million in the same period of fiscal year 2023. Gross profit margin was 33.5% for the six months ended June 30, 2024, compared to 35.6% for the six months ended June 30, 2023. This decline was primarily due to certain fixed costs not decreasing proportionately with revenue, while other factors remained largely unchanged.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses, and research and development expenses.

-Selling

Selling expenses increased by approximately $40,000, or 1.2%, to approximately $3.2 million for the six months ended June 30, 2024, from approximately $3.2 million in the same period of 2023. The increase in selling expenses was mainly due to the market business development expenses increased.

1)	Conference expenses increased by approximately $10,000, or approximately 2.4%, to $0.5 million for the six months ended June 30, 2024, from approximately $0.5 million for the six months ended June 30, 2023. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations.

2)	Transportation expenses decreased by approximately $20,000, or approximately 1.9%, to $1.1 million for the six months ended June 30, 2024, from $1.1 million for the six months ended June 30, 2023. The reduction in business travel was due to a decline in demand for customer orders.

3)	Salary and benefits expenses decreased by approximately $30,000 or approximately 5.0%, to approximately $0.7 million for the six months ended June 30, 2024 from approximately $0.7 million for the six months ended June 30, 2023. The decrease was due to a decrease in the salary and benefits of the sales team, which was in line with revenue decrease.

4)	Business development expenses amounted to approximately $0.6 million and $0.5 million for the six months ended June 30, 2024 and 2023, respectively.

5)	Auto expenses increased by approximately $20,000 for the six months ended June 30, 2024. Other expenses mainly consisted of certification fees, depreciation expenses, express fees, communication fees and loading fees.

-General and administrative expenses

General and administrative expenses increased by approximately $50,000, or 1.5%, to approximately $3.5 million for the six months ended June 30, 2024, from approximately $3.5 million in the same period of fiscal year 2023. The increase was primarily due to service expenses increasing by approximately $0.2 million from $0.7 million for the six months ended June 30, 2023 to $0.9 million for the six months ended June 30, 2024 due to an increase in investment consulting fees.

- Research and development expenses

Research and development expenses remained at $1.5 million for the six months ended June 30, 2024, as compared to the same period of fiscal year 2023.

Income from operations

Income from operations was approximately $5.9 million for the six months ended June 30, 2024.

Net income

Net income was approximately $4.7 million for the six months ended June 30, 2024, as a result of the factors described above.

Recent developments

On June 26, 2024, the board of directors (the “Board”) of the Company approved and authorized the Company’s proposal to adopt a share repurchase plan of up to $3 million of the Company’s outstanding ordinary shares (the “Share Repurchase Plan”). Under the Share Repurchase Plan, Company management is authorized to purchase ordinary shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy, and subject to market conditions and other factors.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 800 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania.

For more information, please visit www.meihuamed.com.

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Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as well as on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

IR Department

Email: secretary@meihuamed.com

Tel: +86-0514-89800199

Christensen

Yang Song

Email: yang.song@christensencomms.com

Tel: +86-010-59001548

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